Filed Pursuant to Rule 433
Registration No. 333-121067

LEHMAN BROTHERS
Foreign Exchange Structuring

Indicative term sheets for proposed note issuances, including any price indications, are not final and are subject to change.

FX Resetting Range Note
("EUR/USD Range Note with Resetting Ranges") [100%] Principal-Protected	Preliminary Terms and Conditions December 1, 2005 Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 18, 2005, the prospectus supplement dated May 18, 2005, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with "Lehman Brothers Holdings Inc." as a search term. Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-212-526-5641. A copy of the prospectus may be obtained from Lehman Brothers Inc., Attn: Foreign Exchange Structuring, 3rd Floor, 745 Seventh Avenue, New York, NY 10019.

Summary Description

This note enables an investor to take a view on the trading range of the EUR/USD spot exchange rate (the Reference Exchange Rate). The investor would receive the maximum possible return on the note if the Reference Exchange Rate were to trade strictly within each Reference Range from and including the Start Date to, but excluding, the End Date of the respective Reference Range period. The maximum cumulative coupon on this note is between [10% and 11%] of the principal invested, which corresponds to a periodic coupon payment of [2.5% to 2.75]% of the principal invested per Reference Range period. If, at any time from and including the Start Date to, but excluding, the End Date of a particular Reference Range period, the Reference Exchange Rate trades outside the respective Reference Range, then the investor would receive zero return for that period. If the Reference Exchange Rate trades outside the Reference Range at any point from and including the Start Date to, but excluding, the End Date of each particular Reference Range period, then the investor would receive zero return on the notes. The notes are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Identifier	CUSIP: TBD

Settlement System	[DTC]

Principal Amount	USD [TBD]

Issue Price	100%

Principal Protection	100%

Trade Date	[TBD]

Issue Date	Trade Date + 5 Business Days

Valuation Date	For each Reference Range period i, the Start Date for such period, or if such date is not a Valuation Business Day, subject to adjustment in accordance with the Valuation Business Day Convention.

Maturity Date	Issue Date + 1 Year, or if such date is not a Business Day, subject to adjustment in accordance with the Business Day Convention

Reference Currency	Euro (EUR)

Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the U.S. dollar expressed as number of USD per 1 EUR.

Reference Range(s)	Range Period i	Start Datei	End Datei	Range Midpointi (RMi)	Range Lower Boundaryi	Range Upper Boundaryi

	1	Trade Date	Trade Date + 3 Months	RM1	RM1- 0.05	RM1 + 0.05

	2	Trade Date + 3 Months	Trade Date + 6 Months	RM2	RM2- 0.05	RM2 + 0.05

	3	Trade Date + 6 Months	Trade Date + 9 Months	RM3	RM3- 0.05	RM3 + 0.05

	4	Trade Date + 9 Months	Trade Date + 12 Months	RM4	RM4- 0.05	RM4 + 0.05

Where each Start Datei and End Datei are Valuation Business Days, subject to adjustment in accordance with the Valuation Business Day Convention.
Where Range Midpointi is the Reference Exchange Rate observed on the Valuation Date for period i, as per the Settlement Rate Option

Coupon Amount	A single U.S. dollar payment on each corresponding Coupon Payment Date of

[Between 2.5% and 2.75%]	If Reference Exchange Rate has traded strictly within Reference Range i from Start Datei at [10.00 p.m. EST] to End Datei at [10.00 p.m. EST] as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System.

Of each USD 1 Principal Amount. The maximum possible cumulative coupon payment is between [10% and 11%] of each USD 1 Principal Amount.

Coupon Payment Dates	Quarterly 2 Business Days after each End Date.

Redemption Amount	Principal Protection * Principal Amount of each Note

Settlement Rate Option	The spot rate for a Valuation Date will be the U.S. Dollar/Euro official fixing rate, expressed as the amount of U.S. Dollars per one Euro, for settlement in two Business Days reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FED to the right of the caption "EUR" at approximately 10.00 a.m. New York time, on that Valuation Date.

Valuation Business Day	With respect to the Reference Currency, any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close (including for dealings in foreign exchange in accordance with the practice of the foreign exchange market) in New York.

Business Day	New York

Business Day and Valuation Business Day Convention	Following

Disruption Event	A Disruption Event means, as determined in good faith by the Calculation Agent,
(A)	the occurrence and/or existence of an event on any day that has the effect of preventing, delaying or making impossible:
(i)
the conversion of the Reference Currency into USD (x) through customary legal channels or (y) at a rate at least as favourable as the rate for domestic institutions located in the country for which such Reference Currency is the lawful currency (such jurisdiction with respect to such Reference Currency, the "Reference Currency Jurisdiction"); or
(ii)
the delivery (x) of USD from accounts inside the Reference Currency Jurisdiction to accounts outside that Reference Currency Jurisdiction or (y) of the Reference Currency between accounts inside the Reference Currency Jurisdiction or to a party that is a non-resident of the Reference Currency Jurisdiction;
(B)	the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates;
(C)
the Reference Exchange Rate being unavailable, or the occurrence of an event that generally makes it impossible to obtain the Reference Exchange Rate, on the EBS (Electronic Broking Service) Spot Dealing System; or

(D)
the occurrence and/or existence of any event (other than those set forth in (A) — (C) above) with respect to the Reference Currency that prevents, delays or makes impossible (x) the Calculation Agent's ability to calculate the Coupon Amount (y) the Issuer's fulfilment of its obligations under the notes, or (z) the ability of the Issuer or any of its affiliates through which it hedges its position under the notes to hedge such position or to unwind all or a material portion of such hedge.

Disruption Fallback	Upon the occurrence of a Disruption Event in any period i pursuant to subsection (C) under "Disruption Event" and for so long as such Disruption Event is continuing, the Reference Exchange Rate will be determined on a daily basis on each day during such period i in accordance with the Settlement Rate Option. If the Reference Exchange Rate is not available in accordance with Settlement Rate Option on any such day, the Reference Exchange Rate for that day will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the Valuation Business Day next succeeding that day for the purchase or sale for deposits in the Reference Currency by the New York offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the "Reference Banks"). If fewer than three Reference Banks provide spot quotations, then the Reference Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two Reference Banks (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the Reference Currency. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Reference Exchange Rate on that day will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Upon the occurrence of a Disruption Event pursuant to subsections (A), (B) or (D) under "Disruption Event", the Calculation Agent shall determine the Coupon Amount for any period i in good faith and in a commercially reasonable manner.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Listing	Not Applicable

Denominations	USD [TBD] and whole multiples of USD [TBD]

Issue Type	US MTN

Risk Factors

        There are significant risks associated with the note described above including, but not limited to, foreign exchange risk, interest rate risk, price risk, liquidity risk, redemption risk and credit risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in this note. The return on the note is entirely dependent on the performance of the Reference Exchange Rate. If, at any point from and including the Start Date, to but excluding the End Date of each Reference Range period, the Reference Exchange Rate trades outside the corresponding Reference Range, then the Coupon Amount for that Reference Range period will be zero, and an investor will not receive the maximum possible return on the note. If the Reference Exchange Rate trades outside the applicable Reference Range at any point during each Reference Range period, then the investors return on the notes will be zero. Additionally, although the notes are 100% principal-protected if held to maturity, selling the notes during a period in which the market's perception of the probability of the Reference Exchange Rate trading outside the then-applicable Reference Range is high may result in a dollar price less than 100% of the applicable Principal Amount of notes sold. Selling this or any fixed income security prior to maturity may result in a dollar price less than 100%, and therefore a potential loss of principal.

Hypothetical Coupon Payment Example

        The following payment example for this note assumes that on the Trade Date the periodic coupon will be set to 2.75%. This coupon is for illustrative purposes only; the actual periodic coupon on the note may be set on the Trade Date anywhere from 2.5% to 2.75%, depending upon market conditions at the time of trade execution. The following example also presents hypothetical values for the Range Midpoints and hypothetical EUR/USD trading ranges with respect to each Reference Range period. The Range Midpoints and EUR/USD trading ranges have been chosen arbitrarily for the purpose of this example, are not associated with Lehman Brothers Research forecasts for EUR/USD and should not be taken as indicative of the future performance of EUR/USD. The actual Range Midpoints for the note would be determined by observing Reuters page 1FED at the beginning of each Reference Range period, in accordance with the Settlement Rate Option.

Range Period	Range Midpoint	Range Lower Boundary	Range Upper Boundary	EUR/USD Trading Range during each 3 month Period	USD Coupon Payment	Accumulated USD Coupon

0-3 Months	1.1800	1.1300	1.2300	1.1401-1.2108	2.75%	2.75%

3-6 Months	1.2000	1.1500	1.2500	1.1612-1.2480	2.75%	5.5%

6-9 Months	1.2100	1.1600	1.2500	1.1565-1.2000	0%	5.5%

9-12 Months	1.1700	1.1200	1.2200	1.1295-1.1898	2.75%	8.25%

        As shown in the above example, the Range Midpoints are reset quarterly, with the related upper and lower boundaries correspondingly reset to Range Midpoint +/- 0.0500 (total range width is 0.1000). In the example above, EUR/USD traded strictly within the Reference Range for the periods of 0-3 months, 3-6 months, and 9-12 months. Thus the coupon for each of these periods is 2.75%, resulting in a cumulative coupon over the life of the note of 8.25%. The maximum cumulative coupon of 11% was not achieved in the above example because EUR/USD traded outside the associated Reference Range for the 6-9 month period.

Historical Exchange Rate

        The following chart shows the daily spot exchange rates for EUR/USD in the period from October 3, 2003 to November 30, 2005, using historical data obtained from Reuters page 1FED. The historical data on the EUR/USD spot exchange rate is not necessarily indicative of the future performance of EUR/USD exchange rate or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Coupon Amount will be payable on any Coupon Payment Date. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.